# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Taboola.com Ltd., CIK 0001840502
CUSIP: M8744T106
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: 16 Madison Square West, 7th Fl., New York, New York (NY), 10010
Date of event which requires filing of this statement: 02/24/2025
Amends the filing with accession number 0001104659-23-005400
Filed by CIK 0001449433
Persons authorized to receive notices and communications: LINDSEY CEI, 9 W. 57TH STREET, 43RD FLOOR, NEW YORK, New York (NY), 10019, 212-822-0526

## Reporting persons
- Apollo Management Holdings GP, LLC (CIK 0001449433): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- College Top Holdings, Inc. (CIK 0001934843): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- Yahoo Inc. (CIK 0001962736): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- College Parent, L.P. (CIK 0001934833): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- College Parent Holdings GP, LLC (CIK 0001934842): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- AP IX College Holdings, L.P. (CIK 0001934828): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- AP IX College Holdings GP, LLC (CIK 0001935679): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- Apollo Management IX, L.P. (CIK 0001784683): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- AIF IX Management, LLC (CIK 0001936402): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- Apollo Management, L.P. (CIK 0001398053): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- Apollo Management GP, LLC (CIK 0001413410): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)
- Apollo Management Holdings, L.P. (CIK 0001449434): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (13.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: Taboola.com Ltd.
Address of issuer's principal executive offices: 16 Madison Square West, 7th Fl., New York, New York (NY), 10010
Comment: The information in this Amendment No. 1 to Schedule 13D (this "First Amendment" or this "13D/A") amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by Apollo Management Holdings GP, LLC and the other Reporting Persons therein defined on January 20, 2023, relating to the ordinary shares, no par value (the "Ordinary Shares") of Taboola.com Ltd. (the "Issuer") (as amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains unmodified.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following language:

Share Repurchase Agreement

On February 24, 2025, the Company and College Holdings entered into a Share Repurchase Agreement (the "Repurchase Agreement"). In accordance with the Repurchase Agreement, the Company must conduct weekly repurchases of College Holdings' Non-voting Ordinary Shares at a purchase price determined by a market based pricing formula as specified in the Repurchase Agreement. The maximum amount of Non-voting Ordinary Shares that may be repurchased each week will be 25% of the applicable allowable limit under Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Repurchase Agreement terminates upon the earlier of: (i) the Company obtaining regulatory approval permitting College Holdings' equity ownership in the Company to exceed 25%; (ii) the Company determining, as specified in the Repurchase Agreement, that no such approval is required; or (ii) December 31, 2025.

The foregoing description of the Share Repurchase Agreement is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following language:

Exhibit E: Share Repurchase Agreement

## Signatures
- Apollo Management Holdings GP, LLC: /s/ James Elworth, Vice President (02/26/2025)
- College Top Holdings, Inc.: College Parent, L.P., Its sole shareholder (02/26/2025)
- College Top Holdings, Inc.: College Parent Holdings GP, LLC, Its general partner (02/26/2025)
- College Top Holdings, Inc.: AP IX College Holdings, L.P., Its sole member (02/26/2025)
- College Top Holdings, Inc.: AP IX College Holdings GP, LLC, Its general partner (02/26/2025)
- College Top Holdings, Inc.: /s/ James Elworth, Vice President (02/26/2025)
- Yahoo Inc.: /s/ Monica Mijaleski, Vice President, Chief Financial Officer and Treasurer (02/26/2025)
- College Parent, L.P.: College Parent Holdings GP, LLC, Its general partner (02/26/2025)
- College Parent, L.P.: AP IX College Holdings, L.P., Its sole member (02/26/2025)
- College Parent, L.P.: AP IX College Holdings GP, LLC, Its general partner (02/26/2025)
- College Parent, L.P.: /s/ James Elworth, Vice President (02/26/2025)
- College Parent Holdings GP, LLC: AP IX College Holdings, L.P., Its sole member (02/26/2025)
- College Parent Holdings GP, LLC: AP IX College Holdings GP, LLC, Its general partner (02/26/2025)
- College Parent Holdings GP, LLC: /s/ James Elworth, Vice President (02/26/2025)
- AP IX College Holdings, L.P.: AP IX College Holdings GP, LLC, Its general partner (02/26/2025)
- AP IX College Holdings, L.P.: /s/ James Elworth, Vice President (02/26/2025)
- AP IX College Holdings GP, LLC: /s/ James Elworth, Vice President (02/26/2025)
- Apollo Management IX, L.P.: AIF IX Management, LLC, Its general partner (02/26/2025)
- Apollo Management IX, L.P.: /s/ James Elworth, Vice President (02/26/2025)
- AIF IX Management, LLC: /s/ James Elworth, Vice President (02/26/2025)
- Apollo Management, L.P.: Apollo Management GP, LLC, Its general partner (02/26/2025)
- Apollo Management, L.P.: /s/ James Elworth, Vice President (02/26/2025)
- Apollo Management GP, LLC: /s/ James Elworth, Vice President (02/26/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, Its general partner (02/26/2025)
- Apollo Management Holdings, L.P.: /s/ James Elworth, Vice President (02/26/2025)